Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following is a transcript of an interview given by Andrew N. Liveris, President, Chairman and Chief Executive Officer of The Dow Chemical Company (“Dow”), that aired on Bloomberg TV on January 21, 2016.

DAVID WESTIN – BLOOMBERG: Thanks very much Mark. Thanks very much for joining us even though it’s a little bit chilly.

ANDREW LIVERIS – CEO, DOW CHEMICAL: Yes, yes look at the breath coming out.

DAVID WESTIN: So last time we spoke, it was the day I think you announced. Bring us up to date on that merger, where does it stand now? What’s changed since then?

ANDREW LIVERIS: Look, we had 30 or so days. The teams under Ed Breen and I are working very much to put together synergies programs. Things we are allowed to do until we close. We call them program management offices. We are putting people to those. And he and I co-chair the steering committee. Remember, this is for merger planning, but also, this is a pretty special deal in many respects because of the spins that will occur. We are also working the teams on getting these companies ready for spins. There is a limited amount we can do now. That amount of work probably will accelerate after day one. If everything goes to plan, lots of variables out there, but back half of the year close. Six to 12, 18 months after that we can spin these companies. New Dow, new DuPont, and the specialty company. The theory of the case sounds great, but the devil is in the detail and the people. Getting the people together to get this program moving. Ed and I did tours of facilities last week. He’s been to Midland, I have been to Wilmington. We have been to our Ag facilities in Indianapolis, Des Moines, Iowa. It’s the beginning of a very large program.

DAVID WESTIN: Any surprises so far on the up side or down side?

ANDREW LIVERIS: Well look, you have to say that Ed’s got his team, DuPont, has a lot of work to work out. Because if you also remember on the day of the announcement they announced their own job cuts program which was ahead of the merger deal. That’s a lot of heavy lifting. We have been very respectful and appropriately helpful. They have to do what they have to do. That’s obviously very much in the center of gravity in Wilmington and Delaware as a whole. There’s growth here and growth companies here and that’s the stuff that has to be done to lay the groundwork for the positives to come out. Positive surprises, I always knew the DuPont pioneer franchise was a great ag business. But meeting the people, this is cliché, but it is the people. When you do meet the people and see this tremendous science capability that DuPont Pioneer has, up close and personal, I think they would say the same about ours, you get excited about this ag company that will be the new DuPont. On the materials side, you have the Dow materials businesses. That one DuPont business is coming our way. We toured their labs last week. I was excited about what we saw there. The capability of their people. So, positive surprises.

DAVID WESTIN: How are the shareholders — some question this deal because the EDBITA of the two companies are quite different. This is a 50-50 deal.

ANDREW LIVERIS: The deal is the value of the marketplace. The marketplace assesses EDBITA quality. It looks at future EDBITA and markets do what markets do. One might argue sometimes they are irrational. But over a 10-year time frame, the market catch of these two companies are equal. If you want to look at it, 92% of the time DuPont had a higher market cap than Dow. This particular year or so we have been higher. Roughly equal. They have a different type of business with a different multiple attached to it, mostly the ag business. The deal is put them together with a 50-50 level with some variations around our preferreds. But in essence the shareholders who asked about that were answering the questions. There were other questions. Now of course the noise going on in the markets, a lot of what we are doing is taking a back seat while people recalibrate what they see as the world rate. But in the middle of this deal, the things like the portfolio, actually showing the synergies and the detail and why it makes sense on a tax-free efficient basis without any premium and the 50-50 answer we’ll be providing those as soon as our earnings calls come up the next couple weeks.

DAVID WESTIN: So one person who seems displeased is your activist friend, Mr. Loeb. I mean even though you seem to be doing things that he wanted you to do, what is that about? Is that a real problem for you?

ANDREW LIVERIS: Look, Third Point and Trian have been very much involved in the industry and the industry has seen a lot of activists. I have always taken the way forward as listen and learn. If there’s something to be incorporated into what we are going to do. I must say Third Point did think about this ag combination way back early in our conversation. You know they do take some credit for that. They should. Same with Trian. I also would like our company to take a bit of credit because we started working on this deal 10 years ago. To use the adage, it takes two to tango. The two companies, industrial logic, others seeing it, including the activists, that’s been around a while, but to pull it off it takes two CEOs to come together like we did that day. Check your egos at the door. And go for the shareholder value.

DAVID WESTIN: So it’s full steam ahead at this point. Thank you very much, Andrew Liveris, he’s Chairman and CEO of Dow.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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